UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                         SUNBURST ACQUISITIONS IV, INC.
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                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)


                                   886953 10 2
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                                 (CUSIP Number)

                                  Paul Kessler
                           11777 San Vicente Boulevard
                                    Suite 702
                               Brentwood, CA 90049
                                 (310) 826-0676
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 14, 1999
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             (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to a subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to liabilities of this section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-----------------------------                       ----------------------------
CUSIP No. 886953 10 2                                          Page 1 of 4 Pages
-----------------------------                       ----------------------------

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Paul Kessler


     S.S. # ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [x]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEMS 2(d) OR 2(E)                                        [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
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                           7        SOLE VOTING POWER

NUMBER OF
                           675,000      (all of these shares are held
                                        indirectly by Mr. Kessler through
                                        Bristol Capital, LLC, of which he is
                                        the sole owner)

SHARES
                           ---------------------------------------------------
BENEFICIALLY
                           8        SHARED VOTING POWER

OWNED BY                       - 0 -
                           ---------------------------------------------------
EACH                       9        SOLE DISPOSITIVE POWER

REPORTING                  675,000

                           ---------------------------------------------------
PERSON WITH

                           10       SHARED DISPOSITIVE POWER

                           -  0 -
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     675,000 shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.88%

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14   TYPE OF REPORTING PERSON*

     IN
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

ITEM 1.  SECURITY AND ISSUER.


This statement relates to the Common Stock, no par value (the "Common Stock"), of Sunburst Acquisitions, IV, Inc., a Colorado corporation (the "Company"), the principal executive offices of which are located at 2082 Cherry Street, Denver CO 80207.

ITEM 2.  IDENTITY AND BACKGROUND.

The name of the individual filing this Schedule 13D is Paul Kessler. Mr. Kessler holds all of his shares of Common Stock in the Company indirectly through Bristol Capital, LLC, a Delaware limited liability company ("Bristol"), of which Mr. Kessler is the sole owner. Mr. Kessler's business address is located at 11777 San Vicente Boulevard, Suite 702, Brentwood, CA 90049, which is also the address of Bristol. Mr. Kessler is an investor and conducts his investment activities primarily through Bristol. Mr. Kessler is the Chief Executive Officer and President of Bristol.

Mr. Kessler has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

Mr. Kessler is a citizen of the United States.

ITEM 3.  SOURCE AMD AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

Mr. Kessler received the Common Stock, through Bristol, in the Company in consideration for advising and assisting the Company in its investment in Prologic Management Systems, Inc., an Arizona corporation, which investment was consummated on or about September 14, 1999 (the "Prologic Investment").

ITEM 4.  PURPOSE OF TRANSACTION.

Mr. Kessler intends to hold the shares of Common Stock for investment purposes. Mr. Kessler presently has no plans or proposals which relate to or would result in any of the events described in Item 4 (a)-(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) - (b) The following table sets forth information with respect to the shares of Common Stock beneficially owned by each person or entity named in Item 2 hereof. Mr. Kessler has sole voting and investment power with respect to all of the shares specified below.


Name                   Number of Shares        Percent of Outstanding (Fn(2))
----                   ----------------        ------------------------------
Paul Kessler(fn1)      675,000                 1.88%

         (1) Mr. Kessler holds the common stock indirectly through Bristol, of which he is the sole owner.

         (2) Computed on the basis of 35,831,668 shares of Common Stock outstanding as of November 30, 2000, as reported in the Company's quarterly report, dated November 30, 2000.

(c) Mr. Kessler has not made any purchases of Common Stock within the last sixty
(60) days.

(d) No person other than Mr. Kessler (and Bristol, which Mr. Kessler is the sole owner), has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Kessler is the sole owner of Bristol which owns approximately 675,000 shares of Common Stock. There is no formal agreement between Mr. Kessler and Bristol with respect to the ownership of the Common Stock. Mr. Kessler intends to transfer 250,000 shares of the Company's Common Stock to Diana Derycz, the General Counsel of Bristol and his wife, in consideration of Ms. Derycz rendering certain legal and strategic advice to Bristol in connection with the Prologic Investment. When transferred, Ms. Derycz will exercise full investment power and control over the 250,000 shares of Common Stock. There is no formal agreement with respect to the future transference of the shares to Ms. Derycz.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 16, 2001

                                                     /s/ Paul Kessler
                                                     ---------------------------
                                                     Paul Kessler


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